WNC HOUSING TAX CREDIT FUND VI, L.P.,
                                    SERIES 12
                          Supplement Dated June 7, 2005
                       To Prospectus Dated January 5, 2004

         This supplement is part of, and should be read in conjunction with, the prospectus of WNC Housing Tax Credit Fund VI, L.P., Series 12 dated January 5, 2004 and the supplement to prospectus dated May 12, 2005.

TABLE OF CONTENTS

                                                                            Page
Status of Series 12 Offering...................................................1
Principal Investment Objectives................................................1
Local Limited Partnership Investments..........................................3

STATUS OF SERIES 12 OFFERING

         Series 12 is now offering a maximum of 25,000 Units on the terms set forth in the prospectus. As of the date hereof, Series 12 has received subscriptions in the amount of $6,477,965 (6,482 Units). Of the total, $216,500 currently is represented by investor promissory notes.

PRINCIPAL INVESTMENT OBJECTIVES

         Series 12's principal business is to invest, as a limited partner, in local limited partnerships, each of which will develop, own and operate an apartment complex that is expected to qualify for federal housing tax credits in order to achieve the investment goals set forth in the Prospectus. The tax credit rules can be complicated and the failure of apartment complexes to comply with them can result in the loss and/or recapture of tax credits.

         To achieve its investment objectives, Series 12 will invest in apartment complexes with a goal of generating tax credits, upon completion and occupancy of all the apartment complexes, averaging approximately $1,000 to $1,010 per $10,000 investment in Units annually, or $10,000 to $10,100 of tax credits in the aggregate - 10% to 10.1% annually, or 100% to 101% in the aggregate as a percentage of invested capital - for the ten-year credit period. No additional tax credits will be available for the remaining term of the fifteen-year tax credit compliance period. Tax credits are not guaranteed and tax credits may be the only material benefit from tax investments because investors may not get the capital back. This calculation assumes:

        o   the applicability of current tax law;
        o each apartment complex is occupied with qualifying individuals throughout the fifteen-year tax credit compliance period; and
        o   investors cannot use any passive tax losses generated by Series 12.

Possible Internal Rate of Return

         The internal rate of return method of analyzing an investment allows an investor to consider the time value of money. The internal rate of return is the rate at which the present value of an investor's future tax benefits would equal the cost of the investment. In essence, it illustrates the future tax credit benefit as a return of principal and interest in today's dollars. The internal rate of return assumes that all tax credit benefits are re-invested at the same rate of return as the internal rate of return.

         Essentially, the internal rate of return allows an investor to find the interest rate that is equivalent to the returns expected from the investment.

         The tax-free internal rate of return goal, exclusive of any cash distributions, for investors in the 35% tax bracket is approximately 3.96% to 4.05%, and for investors in the 15% tax bracket is approximately 2.07% to 2.19%, if:

      THIS SUPPLEMENT IS NOT TO BE USED IN ARIZONA, MAINE, MASSACHUSETTS,
         MINNESOTA, MISSOURI, NEBRASKA, PENNSYLVANIA, TENNESSEE OR TEXAS

        o none of the apartment complexes invested in has any value at the end of the fifteen-year federal housing tax credit compliance period; and
        o investors do use for tax purposes the assumed loss of the investor's entire capital contributions.

The tax-free rate of return goal for investors using the "2-Pay" method of investing is approximately 4.05% to 4.15% for investors in the 35% tax bracket, and approximately 2.02% - 2.15% for investors in the 15% tax bracket.

         The tax-free rate of returns will exceed those set forth above if:

        o the value of the apartment complexes exceeds indebtedness plus sale expenses; and
        o   investors receive distributions from these sales or refinancings.

(See "Terms of the Offering and Plan of Distribution" in the prospectus for a discussion of the "2-Pay" investment method.)

         Further, the tax-free rates of return will exceed those set forth above if an investor is able to deduct losses from Series 12 currently against income for federal income tax purposes. Generally, as discussed in the prospectus (see "Who Should Invest; Limitations on Use of Credits and Losses - Corporate and Other Entity Investors"), regular C corporations are not limited by the passive activity rules. For regular C corporations that can currently use anticipated losses from Series 12, the rate of return goals (using a 35% tax bracket) are 5.20% to 5.31% for the "1-Pay" method of investing $100,000, 5.85% to 5.96% for the "1-Pay" method of investing $1,000,000, 5.41% to 5.53% for the "2-Pay" method of investing $100,000, and 6.11% to 6.23% for the "2-Pay" method of investing $1,000,000. The goals differ at different investment amounts due to the volume discounts described in the prospectus. (See "Terms of the Offering and Plan of Distribution.")

         The calculations of all of the rate of return goals set forth above include the following variables:

        o   the amount of the investor's capital contribution;
        o a phasing in of the tax credits in 2005 through 2007, a stabilization of the tax credits in 2008 through 2014, and a phasing out of the tax credits in 2015 through 2017; and
        o   the investor's tax rate.

         The foregoing tax credit goals are not a forecast or projection of anticipated tax credits. Rather, they are tax credit goals of Series 12 for the ten-year credit period applicable to its investments. There is no assurance that any particular tax credits or any particular internal rate of return will be achieved. The local limited partnership interests that Series 12 has acquired or anticipates acquiring are described under "Local Limited Partnership Investments" herein and in the supplement dated May 12, 2005, and they represent approximately 73.4% of the total money that Series 12 expects to spend on the apartment complexes. The amount of federal tax credits expected to be generated by each of the local limited partnerships identified herein is set forth in the charts under "Local Limited Partnership Investments" herein and in the supplement dated May 12, 2005. At stabilization, the annual amount of federal tax credits for these identified properties would be approximately $1,101,000. The following chart is an example of how to calculate the annual amount of tax credits per $1,000 Unit and per $10,000 investment based on the currently specified local limited partnerships, and the currently anticipated purchase prices therefor and tax credits therefrom:

         Target number of Units to be sold                           15,000
         Percent of portfolio specified                               73.4%
         Number of Units needed to invest in currently
              specified local limited partnerships                   11,014
         Total stabilized annual tax credits expected
              to be generated by currently specified
              local limited partnerships                         $1,101,000
         Annual amount of tax credits per Unit                      $100.23
         Annual amount of tax credits per $10,000 investment      $1,002.30

Series 12's tax credit investment goals are based on extrapolations from these calculations and on the business experience of WNC & Associates, Inc. and its knowledge of prevailing prices for apartment complexes.

         The attainment of Series 12's investment objectives will depend on many factors, including the ability of WNC & Associates, Inc. to select suitable investments on a timely basis, the timely completion and successful management of such investments and future economic conditions in the United States. Accordingly, there can be no assurance that Series 12 will meet its investment objectives.

LOCAL LIMITED PARTNERSHIP INVESTMENTS

         As set forth in the supplement dated May 12, 2005, Series 12 has acquired or identified for acquisition interests in FDI-Shady Oaks, Ltd., a Texas limited partnership; Kettle River Townhomes, a Minnesota limited partnership; Marfa Villa, LTD, a Texas limited partnership; Marshall Senior Housing Limited Partnership, a Minnesota limited partnership; and Saltgrass Landing Apartments, Ltd., a Texas limited partnership.

------------------------- ------------------------ -------------------- ---------------------- ---------------------------
                                                                        ESTIMATED OR ACTUAL
LOCAL LIMITED             PROJECT NAME AND         LOCATION OF          CONSTRUCTION           ANTICIPATED AGGREGATE
PARTNERSHIP               NUMBER OF BUILDINGS      PROPERTY             COMPLETION DATE        TAX CREDITS
------------------------- ------------------------ -------------------- ---------------------- ---------------------------
FDI                       Shady Oaks Apartments    Prairie View         November 2005          $1,223,270
                                                   (Waller County),
                          6 buildings              Texas
------------------------- ------------------------ -------------------- ---------------------- ---------------------------
KETTLE RIVER              Kettle River Townhomes   Sandstone            September 2005         $402,652
                                                   (Pine County),
                          1 building               Minnesota
------------------------- ------------------------ -------------------- ---------------------- ---------------------------
MARFA VILLA               Villa Apartments         Marfa                November 2005          $318,908
                                                   (Presidio County),
                          2 buildings              Texas
------------------------- ------------------------ -------------------- ---------------------- ---------------------------
MARSHALL                  Marshall Square          Marshall             August 2005            $1,120,716
                          Apartments               (Lyon County),
                                                   Minnesota
                          1 building
------------------------- ------------------------ -------------------- ---------------------- ---------------------------
SALTGRASS                 Saltgrass Landing        Rockport   (Aransas  December 2005          $940,452
                          Apartments               County), Texas

                          6 buildings
------------------------- ------------------------ -------------------- ---------------------- ---------------------------

         Additional information respecting the local limited partnerships included in the preceding chart is set forth in the supplement date May 12, 2005.

         In addition to those described in the supplement dated May 12, 2005, Series 12 has identified for acquisition an interest in:

       o   Memphis 2004.0, L.P.

This entity and the entities identified above are referred to herein as local limited partnerships.

       o   Memphis 2004.0 owns the Memphis 2004 Homes in Memphis, Tennessee.

         WNC & Associates, Inc. believes that Series 12 is reasonably likely to acquire and retain an interest in the local limited partnerships identified herein. However, Series 12 may not do so as a result of one or more factors. For example, the local limited partnerships identified herein may fail to satisfy one or more conditions precedent to the investment of Series 12. Series 12 may fail to raise additional capital necessary to complete the purchase of the local limited partnerships. Moreover, the terms of the acquisition may differ from those as described. Accordingly, investors should not rely on the ability of Series 12 to acquire or retain an investment in the local limited partnerships identified herein on the indicated terms in deciding whether to invest in Series 12.

         The following tables contain information concerning Memphis 2004.0 and its property:

---------------- ------------- ------------ ------------- ------------ ------------- --------- ------------ ------------
                                            ESTIMATED     ESTIMATED                            PERMANENT    ANTICIPATED
                 PROJECT                    OR ACTUAL     DEVELOPMENT  NUMBER                  MORTGAGE     AGGREGATE
LOCAL            NAME AND      LOCATION     CONSTRUCTION  COST         OF            BASIC     LOAN         TAX
LIMITED          NUMBER OF     OF           COMPLETION    (INCLUDING   APARTMENT     MONTHLY   PRINCIPAL    CREDITS
PARTNERSHIP      BUILDINGS     PROPERTY     DATE          LAND COST)   UNITS         RENTS     AMOUNT       (1)
---------------- ------------- ------------ ------------- ------------ ------------- --------- ------------ ------------
MEMPHIS 2004.0   Memphis       Memphis      January       $11,281,560  36 5BR Units  $649      $6,031,560   $7,000,000
                 2004 Homes    (Shelby      2007                       29 5BR Units  $744      (2)
                               County),                                79 5BR Units  $895
                               Tennessee
---------------- ------------- ------------ ------------- ------------ ------------- --------- ------------ ------------

1. Low income housing tax credits are available over a ten-year period. In the first credit year, Series 12 will receive only that percentage of the annual credit which corresponds to the number of months during which Series 12 was a limited partner of the local limited partnership, and during which the apartment complex was completed and in service. See the discussion under "The Low Income Housing Tax Credit - Utilization of the Low Income Housing Tax Credit" in the prospectus.

2. Community Development Trust will provide the mortgage loan for a term of 30 years at an annual interest rate of 7.5%. Principal and interest will be payable monthly based on a 30-year amortization schedule.

Memphis: Memphis is in Shelby County, Tennessee in the southwest corner of Tennessee. The population of Memphis is approximately 640,000. The major employers for Memphis residents are Federal Express Corporation, the U.S. Government, and Memphis City Schools.

------------------------------------------------------------------------------------------------------------------------
                                                 LOCAL                          SHARING RATIOS:
LOCAL           LOCAL                            GENERAL        SHARING         ALLOCATIONS (4) AND
LIMITED         GENERAL            PROPERTY      PARTNER        RATIOS:         SALE OR REFINANCING  SERIES 12's CAPITAL
PARTNERSHIP     PARTNER            MANAGER (1)   FEES (2)       CASH FLOW (3)   PROCEEDS (5)         CONTRIBUTION (6)
--------------- ------------------ ------------- -------------- --------------- -------------------- -------------------
MEMPHIS 2004.0   Memphis 2004,     Buehler       $975,000       Series 12:       99.98/.01/.01   $5,249,475
                 LLC (7)           Enterprises,                 $9,000           9.99/.01//90
                                   Inc. (8)
                                                                LGP: 80%

                                                                The balance:
                                                                9.99% to
                                                                Series 12,
                                                                .01% to the
                                                                SLP and 90% to
                                                                the LGP
--------------- ------------------ ------------- -------------- --------------- -------------------- -------------------

1. The local limited partnership will employ an affiliate of its local general partner, or a third party, as a property manager for leasing and management of the apartment complex. The fee payable generally is determined pursuant to market conditions.

2. The local limited partnership will pay its local general partner or an affiliate of its local general partner fees for various services, including organization, development, land acquisition, syndication, incentive management and the like.

3. Reflects the plan of distributions for the net cash flow from operations, if any, of the local limited partnership for each year of operations to (i) Series 12, (ii) WNC Housing, L.P., the special limited partner, and (iii) the local general partner. Net cash flow generally is equal to the excess of revenues over expenses, including the property manager's fee and any deferred amount thereof.

4. Subject to certain special allocations, reflects the respective percentage interests in profits, losses and low income housing tax credits of (i) Series 12, (ii) the special limited partner, and (iii) the local general partner.

5. Reflects the percentage interests in any net cash proceeds from sale or refinancing of the apartment complex of (i) Series 12, (ii) the special limited partner, and (iii) the local general partner. Net cash proceeds from sale or refinancing of the apartment complex is equal to the sale proceeds less payment of the mortgage loan and other local limited partnership obligations.

                                       4

6. Series 12 will make its capital contributions to the local limited partnership in stages, with each contribution due when certain conditions regarding construction or operations of the apartment complex have been fulfilled. Series 12 expects to negotiate adjuster provisions providing for a reduction in the capital contributions in the event the tax credits are less than originally anticipated. See "Investment Policies" and "Terms of the Local Limited Partnership Agreements" under "Investment Objectives and Policies" in the prospectus.

7. Memphis 2004, LLC was formed in 2004 to serve as the general partner or manager of this and other limited partnerships and limited liability companies. Harold E. Buehler, Sr. and Jo Ellen Buehler, both age 58, are the organizers of the Local General Partner and are the guarantors. They have represented to Series 12 that, as of January 1, 2004, they had a net worth before provision for income taxes in excess of $35,000,000, a substantial portion of which is represented by illiquid assets.

8. Buehler Enterprises, Inc. is a Tennessee corporation which was formed in 1984 by Harold E. Buehler, Sr. Buehler Enterprises, Inc. currently manages approximately 750 units consisting primarily of single-family homes and duplexes in Memphis.
















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